

June 28, 2021

Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

      Re: Arbor Realty Trust, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2020
         File No. 001-32136
         Filed February 19, 2021

Dear Mr. Elenio:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 46

1. We note your disclosure of the cause of the increase in credit facilities and repurchase agreements on page 41. Please tell us what consideration you gave to also disclosing the average quarterly balance of your repurchase agreements for each of the past three years, the period end balance for each of those quarters, and the maximum balance at any month end.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction